UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code no. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Company”) hereby informs its shareholders and the market in general that, on December 28, 2015 the Company has executed private instruments of irrevocable and irreversible real estate purchase and sale commitment with one of its controlling shareholders, Votorantim Industrial S.A. (“VID”), whereby: (i) the Company  is obliged to sell and transfer and VID is obliged to buy and acquire rural real estates owned by the Company, which records are part of the “Bloco São Francisco”, located in Votorantim/SP and Sorocaba/SP, the “Bloco Santa Maria”, located in Votorantim/SP and the “Bloco Maria Paula”, located in Sorocaba/SP, totaling 5,041.97 hectares, for the amount of R$ 171,700,000.00 (one hundred and seventy one million and seven hundred thousand Brazilian reais), and (ii) VID is obliged to sell and transfer and the Company is obliged to buy and acquire the rural real estate owned by VID, which records are part of the “Bloco Boa Esperança”, located in Capão Bonito/SP and Itapeva/SP, the “Bloco Santa Fé,” “Bloco Santana”, “Bloco Apiai Mirim I”, “Sítio Itanguá”, located in  Capão Bonito/SP and the “Bloco Apiai Mirim II”, located in Itapeva/SP, totaling 33,993.95 hectares, for the amount of R$ 451,700,000.00 (four hundred and fifty-one million and seven hundred thousand Brazilian reais).

The Company clarifies that the amounts of the purchase and sale of the rural real estates were negotiated among the parties considering independent appraisals, which reports are available at the websites of the Brazilian Securities and Exchange Commission (“CVM”), the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and the Company.

This transaction is aligned to Fibria’s purpose to optimize its assets basis in order to guarantee and increase the structural competitiveness of its forestry activities, according to the presentation at the event with analysts and investors held on December 2, 2015, in accordance with the presentation available at the regulatory bodies and the Company’s website.

São Paulo, December 28, 2015.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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